Exhibit 99.1

Daqo New Energy Signs Investment Agreement to Establish a Manufacturing Base for Next-Generation Energy Solutions for AI Data Centers

Shanghai, China — June 3, 2026, — Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiary, Daqo Energy Technology (Shanghai) Co., Ltd. ("Daqo Shanghai"), has signed an investment agreement with the Management Committee of the Kunshan Economic and Technological Development Zone to establish a new manufacturing base. This manufacturing base will focus on the research, development, manufacturing, and sale of next-generation energy solutions and related equipment for artificial intelligence data centers (AIDCs), including energy storage systems, solid-state transformers, solid-state circuit breakers, and solid-state batteries. The project will be built in two phases, with a Phase 1 investment of approximately RMB 2.1 billion. Phase 2 will commence at a later date, subject to the project fulfilling relevant industrial policy and investment requirements. The total project investment is preliminarily expected to be approximately RMB 6 billion. As this project is still in the preparatory stage, the impact of this investment on the Company's future performance cannot be determined at this time.

Mr. Xiang Xu, CEO of Daqo New Energy, commented, "We are excited to launch this strategic expansion into next-generation energy solutions for AIDCs. The rapid growth of AIDCs is creating substantial demand for sophisticated energy solutions. By leveraging our deep expertise and proven technical capabilities of our affiliates, specifically in transformer and circuit breaker technologies, we are well positioned to address this tremendous growth opportunity and deliver vertically integrated energy solutions. This investment agreement represents a cornerstone of our broader strategy to diversify our product portfolio, cultivate new growth engines, and capitalize on the massive market opportunities presented by the global energy transition."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon and AIDC energy storage and smart energy systems; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the Company’s ability to establish and expand its production capacity and output for AIDC energy storage and smart energy systems; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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